

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934	or	[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
	For the fiscal year ended December 31, 2005			For the transition period from __________ to __________

Commission File Number 33-56828 33- 7065

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

MARATHON OIL CORPORATI

5555 San Felipe Road, Houston, TX 77056



Marathon Oil Company Thrift Plan

Financial Statements and Supplemental Schedules
December 31, 2005 and 2004

Marathon Oil Company
Thrift Plan
Index
December 31, 2005 and 2004

Page(s)

Note: Other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Marathon Oil Company Thrift Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of loans or fixed income obligations in default are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 27, 2006

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	December 31, 2005				
	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 4,126,961	$ 25,260,264	$ -	$ 29,387,225
Shares of registered investment companies	-	-	1,027,523,219	-	1,027,523,219
Employer securities					
Common stock	183,302,163	-	-	-	183,302,163
Loans to participants	-	-	-	34,705,289	34,705,289
Investments, at contract value (Note 5)					
Synthetic investment contracts	-	1,034,047,939	-	-	1,034,047,939
Net assets available for benefits	$ 183,302,163	$1,038,174,900	$ 1,052,783,483	$ 34,705,289	$2,308,965,835

	December 31, 2004				
	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 7,300,521	$ 22,648,409	$ -	$ 29,948,930
Shares of registered investment companies	-	-	936,582,815	-	936,582,815
Employer securities					
Common stock	136,174,438	-	-	-	136,174,438
Loans to participants	-	-	-	34,690,039	34,690,039
Investments, at contract value (Note 5)					
Synthetic investment contracts	-	1,043,064,383	-	-	1,043,064,383
Net assets available for benefits	$ 136,174,438	$1,050,364,904	$ 959,231,224	$ 34,690,039	$2,180,460,605

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Additions					
Investment income:					
Interest	$ -	$ 42,163,455	$ 682,455	$ -	$ 42,845,910
Dividends	3,998,884	-	47,692,592	-	51,691,476
Net appreciation in fair value of investments	79,219,775	-	38,751,867	-	117,971,642
	83,218,659	42,163,455	87,126,914	-	212,509,028
Contributions:					
Participants	2,570,297	24,827,882	36,845,899	-	64,244,078
Employer	1,670,924	13,867,153	20,556,243	-	36,094,320
Rollovers and direct plan tranfers	47,980	18,605,700	7,024,540	-	25,678,220
	4,289,201	57,300,735	64,426,682	-	126,016,618
Loan repayment (including interest)	823,633	9,516,534	7,220,463	(15,932,391)	1,628,239
Total additions	88,331,493	108,980,724	158,774,059	(15,932,391)	340,153,885
Deductions					
Benefits paid to participants or beneficiaries	11,210,348	127,634,141	71,453,393	1,350,773	211,648,655
Loans made	1,218,440	7,749,033	8,330,941	(17,298,414)	-
Total deductions	12,428,788	135,383,174	79,784,334	(15,947,641)	211,648,655
Net increase (decrease) prior to interfund transfers	75,902,705	(26,402,450)	78,989,725	15,250	128,505,230
Net transfers from (to) other investment options	(28,774,980)	14,212,446	14,562,534	-	-
Net increase (decrease)	47,127,725	(12,190,004)	93,552,259	15,250	128,505,230
Net assets available for benefits					
Beginning of year	136,174,438	1,050,364,904	959,231,224	34,690,039	2,180,460,605
End of year	$ 183,302,163	$1,038,174,900	$ 1,052,783,483	$ 34,705,289	$2,308,965,835

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of (1) Marathon Oil Company (the "Company"), a wholly owned subsidiary of Marathon Oil Corporation, (2) employers participating in the Retirement Plan of the Company, and (3) employers participating in the Marathon Petroleum Company LLC ("MPC") Retirement Plan (excluding employees of Speedway SuperAmerica LLC - a wholly owned subsidiary of MPC), formerly Marathon Ashland Petroleum Company LLC, a wholly owned indirect subsidiary of Marathon Oil Corporation. In order to participate in the Plan, employees must have one year of vesting service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions called Marathon Savers Plus ("MSP") or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the "Code"). An active participant may make any combination of after-tax and MSP payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of "highly compensated employees" are subject to additional limitations on the amount of their contributions pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $210,000 for 2005, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts ("IRA") upon specific authorization and subject to such terms and conditions as set forth by the plan administrator.

To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or MSP contributions to the Plan up to an aggregate of 6 percent of each participant's gross pay.

Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants will become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the MPC Retirement Plan as then in effect; at death; after three years of service with the Company; or upon attainment of age 65.

Forfeitures
Nonvested participants whose services with the Company have been terminated will forfeit their entire Company-matching source and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitations indicated under the Plan. Total forfeitures of $285,950 for the year ended December 31, 2005, were used to reduce employer matching contributions made to the Plan.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the Schedule of Assets (Held at End of Year), which is attached to these financial statements.

Effective December 19, 2005 the Wells Fargo Advantage Fund and American Beacon International Equity Fund formerly the Strong Fund and AMR Fund were redesignated as active funds. This change was made based on the overall review and recommendation of the Plan's investment fund options by the Plan's appointed Investment Committee and independent financial consultant. In addition, the following passive investment options were removed from the plan and account balances were transferred to the Plan's default investment option: Dreyfus Founders Worldwide Growth Funds, USAA Emerging Markets, USAA International, Janus, Alger, AIM formerly Invesco and PBHG Funds.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that ranged from 5.25 percent to 7.00 percent, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. Effective March 28, 2005 in accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and effective January 1, 2005 spouse beneficiary participants. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death.

Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or Company-vested matching amounts subject to the provisions of the Plan.

2. Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its Cash with Interest Fund (Note 4). The Cash with Interest Fund is stated at contract value and is fully benefit responsive. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Marathon Oil Corporation shares are valued at the quoted market price. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administration of Plan Assets
Costs and expenses incurred in administering the Plan are paid by the Company, including fees and expenses of the trustee, Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"), legal counsel and other administrative expenses. Costs assumed by the participant include fees associated with selling of Marathon Oil Corporation common stock. The Cash with Interest Fund is managed by Fidelity Management Trust Company ("FMTC") pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Cash with Interest Fund. The total amount of fees charged for 2005 in connection with the Cash with Interest Fund was $1,378,931.

4. Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2005:

Monumental Life Insurance Company Wrapper Contract MDA00178TR*	$ 258,514,086
Chase Manhattan Bank Wrapper Contract 432711*	258,512,186
AIG Financial Products Company Wrapper Contract 541683*	258,513,735
CDC Capital Inc. Wrapper Contract 1203-02*	258,507,932
Marathon Oil Corporation Common Stock	183,302,163

* These investments are included in the Cash with Interest Fund.

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2004:

Monumental Life Insurance Company Wrapper Contract MDA00178TR*	$ 260,768,987
Chase Manhattan Bank Wrapper Contract 432711*	260,768,775
AIG Financial Products Company Wrapper Contract 541683*	260,768,650
CDC Capital Inc. Wrapper Contract 1203-02*	260,757,971
Marathon Oil Corporation Common Stock	136,174,438

* These investments are included in the Cash with Interest Fund.

5. Cash with Interest Fund

The Cash with Interest Fund investment option provides stable value primarily through low risk investments with guaranteed interest rates, while allowing for diversification. The Cash with Interest Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Cash with Interest Fund comprised approximately 45 percent and 48 percent of total Plan investments at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004 the Plan held synthetic investment contracts ("SICs") of $1,034,047,939 and $1,043,064,383, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices with the wrapper being valued at the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The remaining assets of $4,126,961 and $7,300,521 held by the Cash with Interest Fund at December 31, 2005 and 2004 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair values of the SICs held within the Cash with Interest Fund at December 31, 2005 and 2004 were $1,021,046,752 and $1,053,478,876, respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

The Cash with Interest Fund portfolio's average yield for 2005 and 2004 was 4.07 percent and 4.21 percent, respectively. The portfolio's crediting rate at December 31, 2005 and 2004 was 3.94 percent and 4.02 percent, respectively. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. The basis for changes in the crediting rates can include expected maturity of the underlying securities, yield-to-maturity, and general interest rate levels.

6. Related-Party Transactions

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2005, all shares of the Marathon Oil Corporation common stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the plan administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Code Section 401(a), and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

8. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9. Accounting Standards Not Yet Adopted

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Nos. AAG Inv-1 and Statement of Position ("SOP") 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans". This FSP amends the guidance in AICPA SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", with respect to the definition of fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts. The company's Plan sponsor is currently studying the provisions of this FSP to determine the impact on the Plan's financial statements. The presentation and disclosure guidance of this FSP is effective for financial statements for plan years ending after December 15, 2006. The application of the revised definition of fully benefit-responsive is effective for financial statements for annual period ending after December 15, 2006.

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Marathon Oil Corporation	Marathon Common Stock - 2,996,769 shares	$ 94,300,190	$ 183,302,163
	Investment Trust Shares			
*	Fidelity Fund	Investment Company - 7,436 shares	213,662	236,616
*	Fidelity Puritan Fund	Investment Company - 71,713 shares	1,312,454	1,343,177
*	Fidelity Trend Fund	Investment Company - 837 shares	38,081	47,895
*	Fidelity Select Computers	Investment Company - 3,722 shares	127,138	134,284
*	Fidelity Select Electronics	Investment Company - 26,112 shares	1,020,395	1,141,870
*	Fidelity Select Food & Agriculture	Investment Company - 5,903shares	290,298	298,988
*	Fidelity Ginnie Mae Fund	Investment Company - 89,340 shares	984,598	969,344
*	Fidelity Magellan Fund	Investment Company - 702,168 shares	67,662,040	74,738,778
*	Fidelity Contrafund	Investment Company - 1,317,703 shares	70,868,887	85,334,470
*	Fidelity Equity-Income Fund	Investment Company - 42,199 shares	2,116,378	2,227,249
*	Fidelity Growth Company Fund	Investment Company - 1,261,814 shares	71,695,286	80,289,247
*	Fidelity Investment Grade Bond Fund	Investment Company - 236,930 shares	1,771,781	1,746,172
*	Fidelity Growth & Income Fund	Investment Company - 1,497,595 shares	53,139,857	51,517,270
*	Fidelity Select Software & Computer Services	Investment Company - 11,866 shares	565,112	622,831
*	Fidelity Intermediate Bond Fund	Investment Company - 630,065 shares	6,518,009	6,483,365
*	Fidelity Select Air Transportation	Investment Company - 2,729 shares	89,659	110,132
*	Fidelity Capital & Income Fund	Investment Company - 206,212 shares	1,681,088	1,725,994
*	Fidelity Value Fund	Investment Company - 352,941 shares	22,164,628	26,781,158
*	Fidelity Select Gold	Investment Company - 86,867 shares	2,344,648	2,887,450
*	Fidelity Select Biotechnology	Investment Company - 20,137 shares	1,067,511	1,262,566
*	Fidelity Select Energy Service	Investment Company - 76,043 shares	3,930,077	4,999,080
*	Fidelity Select Insurance	Investment Company - 13,855 shares	826,497	947,425
*	Fidelity Select Retailing	Investment Company - 2,278 shares	109,966	111,100
*	Fidelity Government Income Fund	Investment Company - 854,200 shares	8,600,976	8,644,502
*	Fidelity Select Energy	Investment Company - 225,265 shares	9,140,058	10,533,377

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Select Leisure	Investment Company - 6,312 shares	$ 437,591	$ 494,664
*	Fidelity Select Healthcare	Investment Company - 19,247 shares	2,445,587	2,619,349
*	Fidelity Select Technology	Investment Company - 24,223 shares	1,380,829	1,529,669
*	Fidelity Select Utilities Growth	Investment Company - 2,441 shares	96,142	105,209
*	Fidelity Select Financial Services	Investment Company - 7,121 shares	785,380	819,547
*	Fidelity Select Defense & Aerospace	Investment Company - 79,197 shares	5,013,473	5,796,420
*	Fidelity Select Brokerage	Investment Company - 21,479 shares	1,389,194	1,480,973
*	Fidelity Select Chemical	Investment Company - 9,657 shares	608,454	644,004
*	Fidelity Independence Fund	Investment Company - 4,737 shares	72,115	93,082
*	Fidelity OTC Portfolio	Investment Company - 7,679 shares	201,477	290,207
*	Fidelity Overseas Fund	Investment Company - 14,628 shares	479,267	608,664
*	Fidelity Select Telecommunications	Investment Company - 3,979 shares	124,897	154,185
*	Fidelity Select Home Finance	Investment Company - 10,515 shares	619,711	534,905
*	Fidelity Leveraged Company Stock Fund	Investment Company - 456,631 shares	9,999,437	11,881,536
*	Fidelity Europe	Investment Company - 24,992 shares	822,942	898,967
*	Fidelity Pacific Basin Fund	Investment Company - 25,190 shares	532,216	646,630
*	Fidelity Real Estate Investment	Investment Company - 235,649 shares	6,453,045	7,342,828
*	Fidelity Balanced Fund	Investment Company - 1,641,971 shares	26,869,715	30,803,368
*	Fidelity International Discovery Fund	Investment Company - 139,212 shares	3,845,966	4,407,443
*	Fidelity Capital Appreciation Fund	Investment Company - 173,504 shares	4,284,153	4,354,945
*	Fidelity Convertible Securities Fund	Investment Company - 40,355 shares	808,192	906,368
*	Fidelity Canada	Investment Company - 242,067 shares	8,668,840	10,440,357
*	Fidelity Utilities Growth	Investment Company - 18,774 shares	251,346	275,420
*	Fidelity Blue Chip Growth Fund	Investment Company - 710,057 shares	31,823,552	30,646,068
*	Fidelity Asset Manager	Investment Company - 448,108 shares	7,413,855	7,192,127
*	Fidelity Disciplined Equity Fund	Investment Company - 10,838 shares	281,317	300,314
*	Fidelity Low-Price Stock Fund	Investment Company - 2,115,282 shares	65,911,476	86,388,121

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Worldwide Fund	Investment Company - 55,512 shares	$ 928,437	$ 1,086,363
*	Fidelity Equity Income II Fund	Investment Company - 1,079,897 shares	26,050,628	24,686,448
*	Fidelity Stock Selector	Investment Company - 3,949 shares	91,271	97,710
*	Fidelity Asset Manager: Growth	Investment Company - 523,904 shares	8,345,128	7,900,475
*	Fidelity Emerging Markets Fund	Investment Company - 220,204 shares	3,221,797	4,060,560
*	Fidelity Aggressive Growth Fund	Investment Company - 94,926 shares	1,507,341	1,689,677
*	Fidelity Diversified International Fund	Investment Company - 479,419 shares	13,124,661	15,600,291
*	Fidelity Asset Manager: Income	Investment Company - 300,531 shares	3,648,479	3,855,811
*	Fidelity Dividend Growth Fund	Investment Company - 122,878 shares	3,280,620	3,537,653
*	Fidelity New Markets Income Fund	Investment Company - 312,576 shares	4,339,633	4,510,479
*	Fidelity Export & Multinational Funds	Investment Company - 269,552 shares	5,326,940	5,725,275
*	Fidelity Focused Stock Fund	Investment Company - 17,073 shares	196,346	203,172
*	Fidelity Global Balanced Fund	Investment Company - 27,034 shares	549,294	569,338
*	Fidelity Aggressive International Fund	Investment Company - 38,977 shares	629,197	662,214
*	Fidelity Small Cap Independence	Investment Company - 54,494 shares	1,059,860	1,116,044
*	Fidelity Mid Cap Stock Fund	Investment Company - 261,998 shares	5,769,338	6,961,278
*	Fidelity Large Cap Stock Fund	Investment Company - 29,197 shares	418,276	455,768
*	Fidelity Discovery Dfund	Investment Company - 26,595 shares	274,890	303,447
*	Fidelity Small Cap Stock Fund	Investment Company - 282,982 shares	4,731,668	5,178,567
*	Fidelity Europe Capital Appreciation Fund	Investment Company - 10,839 shares	202,177	238,665
*	Fidelity Nordic Fund	Investment Company - 13,740 shares	388,606	410,408
*	Fidelity Asset Manager: Aggressive	Investment Company - 25,441 shares	253,273	307,322
*	Fidelity Latin America Fund	Investment Company - 248,310 shares	6,799,210	7,940,957
*	Fidelity Japan Fund	Investment Company - 178,426 shares	2,770,846	3,252,708
*	Fidelity Southeast Asia Fund	Investment Company - 62,667 shares	1,075,992	1,329,177
*	Fidelity China Region Fund	Investment Company - 109,747 shares	1,883,199	2,118,122
*	Fidelity Select Business Serv & Outsourcing Fund	Investment Company - 494 shares	7,144	8,148

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Select Medical Equip & System	Investment Company - 184,822 shares	$ 4,031,302	$ 4,496,724
*	Fidelity Four-In-One Index Fund	Investment Company - 26,959 shares	664,823	710,103
*	Fidelity Japan Smaller Companies Fund	Investment Company - 177,653 shares	2,238,152	2,988,118
*	Fidelity Growth & Income II	Investment Company - 47,689 shares	442,837	484,524
*	Fidelity Strategic Income Fund	Investment Company - 422,035 shares	4,430,774	4,401,829
*	Fidelity Freedom Income Fund	Investment Company - 19,667 shares	219,172	223,609
*	Fidelity Freedom 2010 Fund	Investment Company - 215,909 shares	2,838,810	3,033,520
*	Fidelity Freedom 2020 Fund	Investment Company - 302,629 shares	4,053,952	4,451,671
*	Fidelity Freedom 2030 Fund	Investment Company - 92,651 shares	1,224,085	1,391,621
*	Fidelity Small Cap Retirement Fund	Investment Company - 57,765 shares	825,797	943,880
*	Fidelity Spartan Total Market Index Fund	Investment Company - 264,170 shares	8,387,537	9,156,137
*	Fidelity Spartan Extended Market Index Fund	Investment Company - 52,100 shares	1,570,544	1,809,954
*	Fidelity Spartan International Index Fund	Investment Company - 60,794 shares	1,836,040	2,172,163
*	Fidelity Intermediate Gov't Income Fund	Investment Company - 11,090 shares	112,195	111,234
*	Fidelity High Income Fund	Investment Company - 145,198 shares	1,264,969	1,274,841
*	Fidelity Fifty	Investment Company - 55,471 shares	1,048,482	1,260,854
*	Fidelity Select Automotive	Investment Company - 2,210 shares	64,526	75,445
*	Fidelity Select Multimedia	Investment Company - 2,323 shares	99,007	110,969
*	Fidelity Select Medical Delivery	Investment Company - 153,584 shares	7,368,769	8,379,518
*	Fidelity Select Paper & Forest Products	Investment Company - 4,480 shares	129,484	136,067
*	Fidelity Select Banking	Investment Company - 8,168 shares	304,658	291,172
*	Fidelity Select Industrial Materials	Investment Company - 12,297 shares	457,096	542,409
*	Fidelity Select Industrial Equipment	Investment Company - 2,253 shares	60,614	60,432
*	Fidelity Select Construction & Housing	Investment Company - 59,518 shares	2,626,216	2,806,868
*	Fidelity Select Transportation	Investment Company - 11,942 shares	464,108	557,470
*	Fidelity Select Natural Gas	Investment Company - 275,075 shares	9,544,826	10,678,424
*	Fidelity Select Natural Resources	Investment Company - 82,616 shares	1,745,088	2,003,441

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Select Cyclical Industries	Investment Company - 9,123 shares	$ 169,849	$ 178,534
*	Fidelity Select Environmental Services	Investment Company - 2,685 shares	41,185	41,992
*	Fidelity Select Consumer Industries	Investment Company - 2,022 shares	48,025	50,748
*	Fidelity Select Developing Communications	Investment Company - 12,540 shares	221,982	250,931
*	Fidelity Select Pharmaceutical	Investment Company - 540 shares	5,393	5,362
*	Fidelity Retirement Money Market	Investment Company - 36,215 shares	36,215	36,215
*	Fidelity Retirement Govt. Money Market	Investment Company - 25,224,049 shares	25,224,049	25,224,049
*	Fidelity Spartan U.S. Equity Index Fund	Investment Company - 1,026,584 shares	39,675,787	45,333,952
*	Fidelity US Bond Index Fund	Investment Company - 178,790 shares	1,980,096	1,948,810
*	Fidelity Large Cap Value Fund	Investment Company - 1,529 shares	20,165	20,073
*	Fidelity Freedom 2040 Fund	Investment Company - 100,666 shares	783,857	888,879
*	Fidelity Mid Cap Value Fund	Investment Company - 3,735 shares	56,267	56,218
*	Fidelity Large Cap Growth Fund	Investment Company - 5,924 shares	67,679	67,293
*	Fidelity US Equity Index Fund	Investment Company - 31,784 shares	1,081,756	1,247,190
*	Fidelity Mid Cap Growth Fund	Investment Company - 5,576 shares	73,230	73,100
*	Fidelity Inflation-Protected Bond Fund	Investment Company - 10,967 shares	120,177	120,634
*	Fidelity Total Bond Fund	Investment Company - 11,392 shares	118,377	118,710
*	Fidelity Value Discovery Fund	Investment Company - 9,270 shares	144,782	145,076
*	Fidelity Select Networking & Infrastructure	Investment Company - 363,576 shares	843,578	854,402
*	Fidelity Select Wireless	Investment Company - 383,257 shares	2,028,841	2,621,478
*	Fidelity Freedom 2015 Fund	Investment Company - 29 shares	349	341
*	Fidelity Freedom 2035 Fund	Investment Company - 20,569 shares	256,930	251,563
*	Fidelity Strategic Dividend & Income Fund	Investment Company - 822 shares	10,000	10,000
*	Fidelity International Real Estate Fund	Investment Company - 280 shares	3,542	3,606
*	Fidelity Small Cap Value Fund	Investment Company - 11,673 shares	149,670	148,828
*	Fidelity International Small Cap Opportunities	Investment Company - 12,663 shares	155,622	159,046
	Janus Worldwide Fund	Investment Company - 69,257 shares	4,093,063	3,001,614

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Neuberger Berman Guardian Fund Trust	Investment Company - 4,268 shares	$ 49,533	$ 59,963
	Scudder International Fund	Investment Company - 4,924 shares	211,680	248,223
	Domini Social Equity Fund	Investment Company -1,379 shares	37,218	41,268
	Rainier Small/Mid Cap Equity Portfolio	Investment Company - 4,693 shares	156,044	155,568
	Scudder Global Discovery	Investment Company - 6,110 shares	218,996	238,669
	AIM Blue Chip Fund A	Investment Company - 31,621 shares	356,292	380,722
	American Century Ultra Fund	Investment Company - 306 shares	9,297	9,202
	American Advantage Balanced Fund	Investment Company - 53,033 shares	720,924	718,068
	American Adv Large Cap Value Fund	Investment Company - 101,443 shares	1,954,931	2,022,767
	AMR International Equity Fund	Investment Company - 379 shares	5,586	7,809
	PIMCO Total Return Fund-Adm. Class	Investment Company - 427,667 shares	4,567,330	4,490,504
	Templeton Foreign Smaller Companies Fund	Investment Company - 33,046 shares	640,089	671,815
	Morgan Stanley Equity Growth B	Investment Company - 9,673 shares	143,392	185,817
	Mutual Discovery Fund A	Investment Company - 113,213 shares	2,693,308	2,948,062
	Baron Growth Fund	Investment Company - 290,186 shares	12,031,294	13,174,464
	Baron Asset Fund	Investment Company - 38,019 shares	1,997,697	2,140,098
	Calvert New Vision Small Cap Fund	Investment Company - 6,295 shares	110,318	103,876
	Calvert Capital Accumulation Fund A	Investment Company - 430 shares	9,791	10,236
	FMA Small Company Portfolio	Investment Company - 20,987 shares	433,724	410,089
	FPA Crescent Portfolio	Investment Company - 309,363 shares	7,138,293	7,786,668
	Rice, Hall, James Micro Cap Portfolio	Investment Company - 134,580 shares	2,732,924	2,571,820
	Ariel Fund	Investment Company - 148,908 shares	6,977,914	7,455,839
	Ariel Appreciation Fund	Investment Company - 146,557 shares	5,995,523	6,847,150
	Ariel Premier Bond Fund	Investment Company - 7,201 shares	74,853	70,934
	Alger MidCap Growth Institutional	Investment Company - 35,419 shares	494,854	592,202
	Franklin Small Mid Cap Growth Fund A	Investment Company - 12,940 shares	412,219	488,089
	Janus Fund	Investment Company - 676,951 shares	22,420,781	17,282,567

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Janus Twenty Fund	Investment Company - 92,426 shares	$ 5,361,245	$ 4,521,485
	Templeton Foreign Fund	Investment Company - 2,275,774 shares	23,590,286	28,856,816
	Morgan Standley Global Value Equity B	Investment Company - 6,509 shares	95,565	115,140
	Morgan Standley Fixed Income Portfolio Adviser Class	Investment Company - 20,927 shares	242,635	240,242
	Morgan Standley High Yield Portfolio Adviser Class	Investment Company - 4,349 shares	22,178	22,614
	Morgan Standley Mid Cap Growth Adviser Class	Investment Company - 15,025 shares	346,076	364,202
	Morgan Standley Value Adviser Class	Investment Company - 8,248 shares	138,633	140,958
	Morgan Standley Small Company Growth B	Investment Company - 14,010 shares	165,088	172,466
	Morgan Standley Emerging Markets B	Investment Company - 35,929 shares	712,309	901,101
	Mutual Shares Fund A	Investment Company - 81,558 shares	1,765,418	1,941,899
	Managers Special Equity Fund	Investment Company - 6,129 shares	482,201	531,797
	Neuberger Berman Focus Fund Trust Class	Investment Company - 8,432 shares	221,189	200,926
	Neuberger Berman Genesis Fund Trust Class	Investment Company - 348,389 shares	14,883,399	16,914,286
	Neuberger Berman Partners Trust	Investment Company - 78,540 shares	1,665,235	1,700,385
	Neuberger Berman Socially Responsive	Investment Company - 9,515 shares	143,457	149,759
	AIM Premier Equity Fund Class A	Investment Company - 15,534 shares	143,292	161,403
	Allianz CCM Captial Appreciation Fund	Investment Company - 25,336 shares	420,631	490,508
	Allianz CCM Mid-Cap Fund	Investment Company - 23,995 shares	529,566	644,988
	PIMCO Global Bond Fund-Admin Class	Investment Company - 52,267 shares	526,269	499,153
	PIMCO High Yield-Admin Class	Investment Company - 96,212 shares	923,726	935,183
	PIMCO Long Term US Gov't-Administrative	Investment Company - 67,638 shares	751,076	744,016
	Wells Fargo Advantage Common Stock Z	Investment Company - 3,737 shares	70,689	81,348
	Wells Fargo Advantage Opportunity Investor	Investment Company - 8,901 shares	341,182	399,383
	Wells Fargo Advantage Gov't Security Investor	Investment Company - 11,058 shares	122,257	115,669
	Templeton Developing Markets Trust A	Investment Company - 88,593 shares	1,666,121	2,074,837
	Templeton Growth Fund A	Investment Company - 92,029 shares	2,016,350	2,111,144
	Templeton Global Bond A	Investment Company - 107,252 shares	1,112,735	1,105,769

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Templeton World Fund A	Investment Company - 71,820 shares	$ 1,223,880	$ 1,274,093
	USAA Cornerstone Strategy Fund	Investment Company - 7,276 shares	188,147	188,375
	USAA Income Fund	Investment Company - 54,373 shares	670,796	663,345
	AIM Constellation Fund A	Investment Company - 8,092 shares	161,947	200,449
	Credit Suisse Capital Appr. Fund Common	Investment Company - 6,259 shares	99,227	108,223
	Credit Suisse Mid Cap Growth Fund	Investment Company - 1,739 shares	52,976	57,854
	RS Emerging Growth Fund	Investment Company - 10,036 shares	271,542	326,989
	Artisan International Fund	Investment Company - 987 shares	25,069	24,985
	Morgan Standley Inst. Large Cap Relative Value	Investment Company -17,649 shares	169,237	195,724
	AIM Global Aggressive Growth Fund A	Investment Company - 11,928 shares	221,731	255,371
	Managers Bond Fund	Investment Company - 64,926 shares	1,575,530	1,565,378
	Managers Capital Appreciation Fund	Investment Company - 617 shares	15,741	17,163
	Managers Value Fund	Investment Company - 4,700 shares	128,254	131,511
	RS Smaller Company Growth Fund	Investment Company - 8,489 shares	174,921	179,192
	TCW Galileo Select Equity N	Investment Company - 7,668 shares	133,896	152,289
	Credit Suisse Large Cap Value A	Investment Company - 11,132 shares	217,725	215,072
	Legg Mason Value Trust	Investment Company - 2,392 shares	180,272	178,141
	Neuberger Berman Fasciano Fund	Investment Company - 94 shares	4,000	4,006
	The Oatmark Equity & Income Fund	Investment Company - 4,076 shares	101,832	101,827
	Wells Fargo Advantage Small Cap Value	Investment Company - 13,660 shares	380,609	412,133
	Van Kampen Growth and Income Fund	Investment Company - 281 shares	5,800	5,769
	Lord Abbett Affiliated Fund-Class A	Investment Company - 1,468 shares	20,776	20,627
	DWS-Dreman High Return Equity Fund	Investment Company - 1,504 shares	68,502	68,150
	Van Kampen Equity and Income Fund	Investment Company - 685 shares	5,969	5,948
	Vanguard Windsor Admiral	Investment Company - 1,206,124 shares	65,411,756	69,810,445
	Baron Small Cap Fund	Investment Company - 633 shares	14,657	14,672
	Artisan Mid Cap Value Fund	Investment Company - 972 shares	18,267	18,218

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	PIMCO Real Return Bond - Administrative Class	Investment Company - 1,828 shares	$ 20,161	$ 20,252
	Smith Barney Aggressive Growth Fund	Investment Company - 130 shares	13,979	13,930
	Allianz NFJ Small Cap Value Fund	Investment Company - 2,683 shares	77,849	77,594
	Wells Fargo Small Company Value Fund	Investment Company - 283 shares	4,235	4,236
	RS Partners Fund	Investment Company - 2,451 shares	80,702	80,897
	AllianceBernstein Small/Mid Cap Value Fund	Investment Company - 127 shares	2,000	2,009
	Columbia Acorn Select Fund	Investment Company - 2,413 shares	54,841	54,936
	American Century Small Company-Investor Class	Investment Company - 2,419 shares	23,718	23,661
	Neuberger Berman International Fund -Trust Class	Investment Company - 4,115 shares	96,451	97,651
	Artisan Small Cap Fund	Investment Company - 1,181 shares	20,590	20,507
	Royce Opportunity Fund-FI Class	Investment Company - 334 shares	4,000	4,050
	Lord Abbett Small-Cap Blend Fund-Class A	Investment Company - 497 shares	8,296	8,338
	Wells Fargo Advantage Mid Cap Disciplined	Investment Company - 98 shares	2,000	2,000
	RS Value Fund	Investment Company - 156 shares	3,800	3,819
	Royce Value Plus Fund - Investor Class	Investment Company - 452 shares	5,450	5,440
	Phoenix Small-Mid Cap Fund-Class X	Investment Company - 94 shares	2,000	2,005
	Phoenix Mid Cap Value Fund-Class A	Investment Company - 101 shares	2,007	2,021
	Hartford International Capital Appreciation Fund	Investment Company - 631 shares	8,348	8,367
	AIM Diversified Dividend	Investment Company - 878,197 shares	10,898,446	10,898,427

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Cash with Interest Contract Carriers			
	CDC Capital Inc.	Actively Managed Global Wrap**		3,246,244
	Wrapper Contract 1203-02; 4.07%			255,261,688
	Total Contract Value		$ 258,507,932	$ 258,507,932
	Chase Manhattan Bank			3,250,498
	Wrapper Contract 432711; 4.08%	Actively Managed Global Wrap**		255,261,688
	Total Contract Value		258,512,186	258,512,186
	Monumental Life Insurance			3,252,398
	Wrapper Contract MDA00178TR; 4.08%	Actively Managed Global Wrap**		255,261,688
	Total Contract Value		258,514,086	258,514,086
	AIG Financial Products Co.			3,252,047
	Wrapper Contract 541683; 4.08%	Actively Managed Global Wrap**		255,261,688
	Total Contract Value		258,513,735	258,513,735
*	Fidelity Management Trust Company Variable interest rate - 4.07% as of 12/31/05	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	4,126,961	4,126,961
*	Fidelity Management Trust Company Interest rates range from 5.25%-7.00% due 1/1/06 - 12/31/2010	Loans to Plan Participants	-	34,705,289
	Totals		$2,011,228,002	$2,308,965,835

* Indicates party-in-interest.

** A synthetic investment contract ("SICs") is comprised of two components, an underlying asset and a wrapper contract. The underlying assets is valued at representative quoted market prices. The wrapper contracts is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SICs contract value.

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
Year Ended December 31, 2005

(a) (b) Identity & Address of Obligator	(c) Original Amount of Loan*	Amount Received During Reporting Year (d) Principal	(e) Interest	(f) Unpaid Balance at End of Year	(g) Description Loan Date	Maturity Date	Amount Overdue (h) Principal	(i) Interest
Richard Crawford, #67351 P.O. Box 510 Camp Wood, TX 78833	$ 14,057.00	-	-	$ 51,603.85	12/03/1986	12/03/1990	$ 14,057.00	$ 37,546.85
Felix A. Ragas, #64488 81 Melrose Drive Destrehan, LA 70047	10,006.24	-	-	22,910.19	12/23/1986	12/23/1990	8,337.42	14,572.77

* These loans which were made to the Plan participants reflected are secured by the participants' pledge of his or her accrued nonforfeitable benefit in the Plan. The interest rate is flexible and is established each quarter. These participants are delinquent in payments against the entire loan balance or the required payments according to the terms evidenced by the participant's signed promissory note. None of these loans have been renegotiated or reserved for.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-29709 and No. 33-56828) of Marathon Oil Corporation of our report dated June 27, 2006 relating to the financial statements of the Marathon Oil Company Thrift Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By 

Eileen M. Campbell, Plan Administrator

Dated: June 27, 2006